FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: August 30, 2005

BY:

s/ Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 1904 - 837 WEST HASTINGS STREETt

VANCOUVER, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

August 30, 2005

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

s/ Chris Robbins

Per:

Chris Robbins

Vice  President

August 16, 2005

ANGLO SWISS RESOURCES -- HISTORIC KENVILLE GOLD MINE PERMITTED FOR EXPLORATION

Anglo Swiss Resources Inc. has received the final payment of $35,000, for a total of $100,000, concerning the option joint venture agreement on the historic Kenville gold mine, located in southeast British Columbia (see news release dated Oct. 28, 2003).

In addition, the company has received notification by Gold Standard Resources Corp. (the optionee) that a permit has been issued dated Aug. 5, 2005, by the B.C. Ministry of Energy, Mines and Petroleum Resources and exploration will commence shortly at the Kenville site.

The optionee has filed a National Instrument 43-101-compliant report on the Kenville property from Burton Consulting to the ministry, which includes recommendations for two phases of exploration totalling over $1.5-million in expenditures.

The Kenville mine has not been in production for decades, but figures released in 1990 ranked it as the 26th-largest gold producer in B.C. history. Provincial government records indicate that between 1890 and 1954, the Kenville mine produced 2,024,306 grams of gold (two metric tonnes) from 181,120 tonnes of ore. Current work recommendations include:

•

a surface exploration program to enlarge the soil geochemical grid and expand the present anomalies discovered during the mid 1990s by Teck Corp. during a two-year drill program. The geochemical soil grid located a large copper, gold, silver and molybdenum anomaly, which may overlie a zone or zones of foliation-conformable porphyry copper-style mineralization. The soil anomaly is located near the periphery of a felsic intrusion in a virtually unexplored area of the property. The anomalous area is 1,000 metres in strike length and 250 metres in width, and is open to expansion. Magnetometer and VLF-electromagnetic surveys, machine trenching, surface prospecting, and geological mapping will be used to follow up the anomaly;

•

a diamond-drill program is also planned to investigate the newly discovered Eagle gold vein; and

•

based on the initial results of phase I, further diamond drilling may also be taken from the existing underground infrastructure to expand the Eagle vein and the existing known vein structures.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

    President  & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.